Exhibit 1

NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

to be held on September 26, 2016

Notice is hereby given to the holders of ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of Perion Network Ltd., that an Extraordinary General Meeting of Shareholders will be held at the offices of the Company located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849 on Monday, September 26, 2016, at 4:00 p.m. (Israel time) (the "Meeting"), and thereafter as may be adjourned from time to time, for the following purposes:

1.	To consider a proposal of our Board of Directors to approve amendments to our Articles of Association; and

2.	To consider a shareholder proposal to approve amendments to our Articles of Association.

Currently, we are not aware of any other matters that will come before the Meeting. Any shareholder of the Company who intends to present a proposal at the Extraordinary General Meeting of Shareholders must satisfy the requirements of the Israeli Companies Law 5759-1999 (the "Companies Law"). Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary and General Counsel at the following address: 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attention: Corporate Secretary and General Counsel, or by facsimile to +972-3-644-5502. For a shareholder proposal to be considered for inclusion in the Meeting, our Corporate Secretary and General Counsel must receive the written proposal no later than August 29, 2016.

Throughout this Notice of Extraordinary General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as the "Company", "Perion", "we", "us", "our" and "our company" to refer to Perion Network Ltd. and terms such as "shareholders", "you" and "your" to refer to our shareholders.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on August 29, 2016 (the "Record Date"), will be entitled to notice of, to participate in, and to vote at, the Meeting.

Proxies

Shareholders may vote their shares by personally attending the Meeting or by appointing "proxies" to vote on their behalf at the Meeting. Whether or not you intend to attend the Meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to the Company’s transfer agent, in the enclosed, postage-paid envelope. A duly executed proxy card must be received by the Company not later than the close of business on      September 25, 2016 in order to be counted in the vote to be held in the Meeting. You may also present the proxy card to the chairperson at the Meeting. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company’s transfer agent a written notice of revocation or a duly executed proxy card bearing a later date, delivered to the Company’s transfer agent no later than the close of business on September 25, 2016, or by presenting a later dated proxy card to the chairperson at the Meeting or by voting in person at the Meeting if you are the record holder of the shares. If you attend the Meeting and you are the record holder of the shares, you may vote in person, whether or not you have already executed and returned your proxy card. If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

If your shares are held through a member of the Tel Aviv Stock Exchange ("TASE member"), and you intend to vote your shares at the Meeting in person or by proxy, you must deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable TASE member, confirming your ownership of our Ordinary Shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority ("ISA"), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Joint holders of shares should note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

Position Statements

Position statements will be accepted no later than ten days prior to the Meeting date. Any position statement received will be furnished with the SEC on Form 6-K and the MAGNA on-line system of the ISA and will be available to the public on the websites of the SEC and the ISA.

YOUR VOTE IS VERY IMPORTANT TO US. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" PROPOSAL ONE AND "AGAINST" PROPOSAL TWO.

By Order of the Board of Directors, Alan Gelman Chairman of the Board of Directors Date: August 22, 2016

- ii -

PROXY STATEMENT

Perion Network Ltd.
1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street
Holon 5885849
Israel

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

to be held on September 26, 2016

This Proxy Statement is being furnished to the holders of ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of Perion Network Ltd. in connection with the solicitation by our Board of Directors (the "Board of Directors") for use at our Extraordinary General Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held at the offices of the Company located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849 on Monday, September 26, 2016 , at 4:00 p.m. (Israel time), or at any adjournment thereof. The record date for determining our shareholders that are entitled to notice of, to participate in, and to vote at, the Meeting is August 29, 2016 (the "Record Date").

The agenda of the Meeting will be as follows:

1.	To consider a proposal of our Board of Directors to approve amendments to our Articles of Association; and

2.	To consider a shareholder proposal to approve amendments to our Articles of Association.

Currently, we are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Shareholders may vote their shares at the Meeting by personally attending the Meeting or by appointing "proxies" to vote on their behalf. Upon the receipt of a properly executed proxy, as set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their votes on the accompanying proxy card. We are not aware of any other matters to be presented at the Meeting. If any other matters are presented at the Meeting, the persons named in the attached form of proxy shall vote all shares represented by all executed proxies in their best judgment.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to the Company’s transfer agent of such revocation or a later dated proxy no later than the close of business on September 25, 2016, or (ii) requesting the return of the proxy at the Meeting or delivering a later dated proxy to the chairperson at the Meeting or voting in person at the Meeting if such shareholder is the record holder of the shares.

As of August 15, 2016, we had 76,326,588 Ordinary Shares outstanding. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Two or more shareholders present, personally or by proxy, who hold or represent together at least 33-1/3% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within one half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week at the same hour and place, or to such day and such time and place as the chairperson may determine with the consent of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present at the adjourned date of the Meeting within one half of an hour of the time fixed for the commencement thereof, then the Meeting shall take place regardless of the number of shareholders present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

We will bear the cost of soliciting proxies from our shareholders. Only shareholders of record at the close of business on the Record Date will be entitled to vote at the Meeting. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in connection with the sending of proxies and proxy material to the beneficial owners of our shares.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present. "Broker non-votes" are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Brokers and other nominees have discretionary voting authority under the applicable rules to vote on "routine" matters only. Thus, it is critical for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote those shares, if the shareholder wants those shares voted on every proposal at the Meeting.

If you attend the Meeting and are the record holder of the shares, you may vote in person, whether or not you have already executed and returned your proxy card. If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

If your shares are held by a member of the Tel Aviv Stock Exchange ("TASE member"), and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable TASE member, confirming your ownership of our Ordinary Share as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority ("ISA"), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

This Proxy Statement provides you with detailed information about the matters on which you are requested to vote your shares. In addition, you may obtain information about the Company from documents filed with the United States Securities and Exchange Commission (the "SEC"), which are also available to the public at the website of the ISA, at: www.magna.isa.gov.il. We encourage you to read the entire Proxy Statement carefully.

Should changes be made to any proposal after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the SEC on Form 6-K and with the ISA.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information as of August 15, 2016, concerning the only persons or entities known to the Company to beneficially own 5% or more of the Company’s outstanding Ordinary Shares. Other than with respect to our directors or officers, we have relied on public filings with the SEC.

Beneficial ownership of shares is determined in accordance with the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder, and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary Shares that are issuable pursuant to an outstanding right within 60 days of a specified date are deemed to be outstanding and beneficially owned by the person holding the right for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Except as indicated in the footnotes to this table, to our knowledge, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by such shareholder. Our major shareholders do not have different voting rights than our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding (1)
Benchmark Israel II, L.P. (2)	9,576,772	12.5%
J.P. Morgan Investment Management Inc. (3)	9,422,946	12.2%
Dror Erez (4)	9,175,642	12.0%
Ronen Shilo (5)	8,858,847	11.6%
Zack and Orli Rinat (6)	6,484,347	8.5%
_______________________

(1)	Based upon 76,326,588 Ordinary Shares outstanding as of August 15, 2016.

(2)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on February 16, 2016, by Benchmark Israel II, L.P. ("BI II") and affiliates. BCPI Partners II, L.P. ("BCPI-P"), the general partner of BI II may be deemed to have sole power to vote and dispose of the 9,293,742 shares directly held by BI II. BCPI Corporation II ("BCPI-C"), the general partner of BCPI-P, may be deemed to have sole power to vote and dispose of the shares directly held by BI II. Michael A. Eisenberg and Arad Naveh, the directors of BCPI-C, may be deemed to have shared power to vote and dispose of the shares directly held by BI II. 283,030 shares are held in nominee form for the benefit of persons associated with BCPI-C. BCPI-P may be deemed to have sole power to vote these shares, BCPI-C may be deemed to have sole power to vote these shares and Messrs. Eisenberg and Naveh may be deemed to have shared power to vote these shares.

(3)	Consists of: (i) 4,203,067 ordinary shares directly held by Project Condor LLC (“Condor”); (ii) 4,382,121 ordinary shares directly held by the National Council for Social Security Fund (“SSF”) and 773,315 ordinary shares that it is entitled to be issued on September 1, 2016 pursuant to our Securities Purchase Agreement dated November 30, 2015; and (iii) 54,777 ordinary shares held by 522 Fifth Avenue Fund, L.P. (“522 Fund”) and 9,666 ordinary shares that it is entitled to be issued on September 1, 2016 pursuant to our Securities Purchase Agreement dated November 30, 2015. J.P. Morgan Investment Management Inc. (“JPMIM”), a registered investment advisor, serves as investment advisor to each of SSF, 522 Fund and the members of Condor. JPMIM exercises its voting and dispositive power over these ordinary shares through an investment committee of over 30 individuals in its Private Equity Group, each with an equal vote. Based upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on December 10, 2015, by JPMIM and SSF and supplemental information provided by these shareholders to us.

(4)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13D/A filed with the SEC on November 25, 2015, by Mr. Erez. Includes options to purchase 9,999 ordinary shares that are vested or will vest within 60 days of August 15, 2016.

(5)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13D/A filed with the SEC on November 25, 2015, by Mr. Shilo.

(6)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on January 16, 2014, by Zack and Orli Rinat. The Ordinary Shares are held by Zack Rinat and Orli Rinat as community property.

PROPOSAL ONE

BOARD PROPOSAL TO APPROVE AMENDMENTS TO
 OUR ARTICLES OF ASSOCIATION

Article 49 of our Articles of Association currently provides that our non-external directors be elected in three staggered classes, each of which serves for a three-year term. At the Meeting, we will seek shareholder approval of amendments to our Articles of Association that would declassify our Board of Directors in a gradual manner and provide for the election of non-external directors for one-year terms starting from the Company's 2016 annual general meeting. Statutory external directors are required by Israeli law to be elected for three-year terms, whether or not a company has a classified board of directors.

At the time of our initial public offering in 2006, the Company's Board of Directors established a classified board structure because it offers important advantages, such as providing continuity and stability, encouraging directors to employ a long-term perspective and ensuring that a majority of the Board of Directors will always have prior experience with the Company. Although these are noteworthy benefits, our Board of Directors recognizes that the general governance trend has been towards declassification and that institutional shareholders and proxy advisory firms generally support declassification. This is based on the view that a classified board structure may reduce directors’ accountability to shareholders because such a structure does not enable shareholders to evaluate director performance on an annual basis and could make a change in control more difficult.

After careful consideration, the Board of Directors determined that it is appropriate to propose amendments to our Articles of Association to eliminate the classified structure of the Board of Directors. According to this Proposal One, this change would be phased in gradually to ensure a smooth transition and would start to provide for the election of two non-external directors for a one-year term beginning with the Company’s 2016 annual general meeting of shareholders. See paragraph (a) below under "—Proposed Resolution". Accordingly, such declassification would not result in the curtailment of the current terms of the three incumbent non-external directors who were each elected for a three-year term. Specifically, Mr. Michael Vorhaus would continue to serve until the Company's 2017 annual general meeting and Mr. Roy Gen and Ms. Osnat Ronen would continue to serve until the Company's 2018 annual general meeting. We note that according to the "U.S. Proxy Voting Procedures" published by ISS, the large U.S. proxy advisory firm, on December 18, 2015, institutional investors are generally supportive of company proposals for a phased-in declassification that allows for directors to fulfill their full elected terms, provided that that the phase-in process commences without delay, as provided in this Proposal One. In contrast, according to Proposal Two proposed by a shareholder, the terms of all five incumbent non-external directors would terminate at the Company's 2016 annual general meeting.

We also propose to amend Article 52.1 regarding conditions for shareholders to nominate directors for election to our Board of Directors. See paragraph (b) below under "—Proposed Resolution".

In addition, we propose to amend Article 53 such that any director appointed by the Board of Directors to fill a vacancy will hold office only until the next annual general meeting of the shareholders, as opposed to a three-year term.  We believe that ideally our Board of Directors, which is comprised of a maximum of seven directors, should always operate at full capacity and that the Company should not have to expend the time and expense to convene an extraordinary meeting of shareholders to appoint a director on a short-term basis. See paragraph (c) below under "—Proposed Resolution".

Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, that the Company’s Articles of Association be amended with the changes marked below (new wording is underlined and deleted wording is shown in strike-through text):

(a) Article 49. Other than External Directors, directors will be elected at each Annual General Meeting or at an Extraordinary General Meeting ~~in three staggered classes~~ by the vote of a majority of the ordinary shares present and ~~entitled to vote~~ voted on the matter, and shall serve in office until the close of the next Annual General Meeting or until such director’s earlier death, resignation or removal. ~~The directors of only one class will be elected at each annual meeting for a three year term, so that the regular term of only one class of directors expires annually. The directors serving as of the date these Articles become effective will be classified as shall be determined by a resolution of the Board. At the Company's Annual General Meeting to be held in 2006, the term of the first class, consisting of two directors will expire, and the directors elected at that meeting will be elected for a three-year term. At the Company's Annual General Meeting to be held in 2007, the term of the second class, consisting of two directors, will expire and the directors elected at that meeting will be elected for a three-year term. At the Company's Annual General Meeting to be held in 2008, the term of the third class, consisting of one director, will expire and the director elected at that meeting will be elected for a three-year term. The External Directors will not be assigned a class.~~

~~If the number of directors constituting the Board is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case will a decrease in the number of directors constituting the Board shorten the term of any incumbent director.~~
Notwithstanding the foregoing, nothing in this Article 49 shall shorten the term of any director elected prior to the Annual General Meeting held in 2016 and each such director shall serve for the remainder of the term to which such director was elected or until such director’s earlier death, resignation or removal.

(b) Article 52.1. Nominations for the election of directors may be made by the Board or a Committee of the Board or, subject to the Law, by any Shareholder. ~~Any Shareholder or Shareholders holding at least five percent of the voting rights in the issued share capital of the Company may nominate one or more persons for election as directors at a general meeting only if a written notice of such Shareholder’s intent to make such nomination or nominations has been given to the secretary of the Company and each such notice sets forth all the details and information set forth in Article 25.2. The chairperson of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.~~

(c) Article 53. ~~Subject to the provisions of Article 49, t~~The Board may at any time appoint any other person as a director, whether to fill a vacancy or as an addition to the then current number of directors, provided that the total number of directors shall not at any time exceed even directors. Any director so appointed shall hold office until the Annual General Meeting following the date of such appointment ~~at which the term for the other directors of his class expires, unless otherwise stated in the appointing resolution.~~

RESOLVED, that Proposal Two be rejected."

Required Approval

The affirmative vote of more than two-thirds of the voting power of the issued and outstanding share capital of the Company is required for the approval of the proposed resolution under this proposal.

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

PROPOSAL TWO
SHAREHOLDER PROPOSAL TO APPROVE AMENDMENTS TO
OUR ARTICLES OF ASSOCIATION

On August 1, 2016, Ronen Shilo, the owner of 8,858,847 of the Company’s Ordinary Shares, representing 11.6% of our outstanding shares, sent us a letter requesting that we convene a shareholder meeting to approve certain amendments to our Articles of Association. He supplemented that request with a position statement on August 9, 2016, which is set forth below. The position statement of our Board of Directors responding to Mr. Shilo is set forth further below.

The Board of Directors opposes the amendments formulated by Mr. Shilo in this Proposal Two and instead proposes that shareholders approve the amendments formulated by the Board of Directors instead, as set forth in Proposal One above. Shareholders may vote on both proposals. If both proposals receive the requisite vote for approval, then the proposal that receives more votes will be adopted.

Proposed Resolution of Mr. Shilo

The text of the resolution proposed by Mr. Shilo is included below exactly as submitted by Mr. Shilo to the Company:

“Resolution that, effective as of the close of the Meeting, the Articles as in effect on such date, shall be amended as follows:

(a) Article 34 of the Articles of Association is hereby removed in its entirety and shall be replaced with the following:

“Article 34. Removed.”

(b) Article 43.3 of the Articles of Association is hereby replaced in its entirety with the following:

“A director shall be removed from office only pursuant to the provisions of Article 43.1 or by a resolution of the general meeting of the Company approved by Shareholders holding a simple majority of the voting power of the Company represented at the meeting in person or by proxy and voting thereon.”

(c) Article 49 of the Articles of Association is hereby removed in its entirety and shall be replaced with the following:

“Article 49. Removed.”

(d) Article 50 of the Articles of Association is hereby replaced in its entirety with the following:

“Directors shall be elected at the Annual General Meeting or an Extraordinary General Meeting of the Company by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors.”

(e) Article 52.1 of the Articles of Association is hereby replaced in its entirety with the following:

“Nominations for the election of directors may be made by the Board or a Committee of the Board or, subject to the Law, by any Shareholder.”

(f) Article 53 of the Articles of Association is hereby removed in its entirety and shall be replaced with the following:

“Article 53. Removed.”

Position Statement of Mr. Shilo

The text of the position statement submitted by Mr. Shilo is included below exactly as submitted by Mr. Shilo to the Company:

Ronen Shilo (the “Shareholder”), holder of 11.6% of the outstanding shares of Perion Network Ltd. (“Perion”), requests that you publish this Position Statement regarding the agenda at Perion’s Extraordinary General Meeting of Shareholders (the “Meeting”), to be convened at the Shareholder’s request.

The following amendments (the “Amendments”) to Perion’s Articles of Association (the “Articles”) proposed by the Shareholder will be considered:

(i)            Elimination of classified/“staggered” manner in which only one-third of members of Perion’s Board of Directors (the “Board”) are elected each year, for a three-year term, and replacement with annual election of the entire Board for a one-year term (except for external directors serving pursuant to Israeli law requirements, if applicable).

(ii)           Elimination of requirement for a 2/3 majority of shareholders for removal of directors or amendments to many Board-election provisions, and replacement with a simple majority requirement.

(iii)          Elimination of Board’s right to appoint replacement or additional directors without shareholder approval.

The Shareholder urges all shareholders to vote in favor of the Amendments. The reasons should be obvious:

1.	Over the last few years, Perion has suffered significant losses, reflecting a sharp and persistent decline in performance, which corresponds, inter alia, to a steep, consistent drop in the share price (-96% from its high closing at $14.38 on May 13, 2013 to $1.42 at close of trading on August 2, 2016). See the five-year share price graph below:

16.00
Open 14.23
Close 14.38
Low 13.43
High 14.94
Vol 7.05M
% Chg 135.74%
14.38
12.00
10.00
8.00
6.00
4.00
2.00
1.42
08.59K
Jan 2 '12
May 13 '13
Jan 6 '14
Jan 5 '15
Jan 4 '16

2.	This deterioration results from lack of proper management and leadership. Perion’s executive management lacks vision and strategy. The Shareholder has requested several times that the Board replace the management, primarily the CEO, Mr. Joseph Mandelbaum. However, despite promising otherwise, the Board has not implemented these changes.

3.	Faulty “staggered” Board structure under Articles is a primary reason for the Board’s complacency in not effecting management changes. Under the “staggered” Board structure, Perion’s directors are entrenched for three-year terms and do not face annual elections. Consequently, certain directors feel too comfortable with the status quo to lead these changes.

4.	“Staggered” Board structure prevents shareholders from replacing complacent directors annually with new nominees who will better protect shareholders’ interests. Instead, certain directors, together with management, continue to direct Perion without proper reflection of shareholders’ interests.

5.	“Staggered” Board structure discourages potential acquirers from making offers that would be beneficial to shareholders, because acquirers believe the Board is likely to be more aggressive in rejecting their offer without the threat of removal.

6.	Studies show that “staggered” boards are negatively correlated with company value, and Institutional Shareholder Services’ ISS Governance QuickScore 3.0 attributes value to companies that elect directors annually (page 53 in the link): https://vvww.issgovernance.com/file/products/quickscore techdoc.pdf

7.	Current Articles provisions (i) requiring greater-than-2/3 majority for director removal, and (ii) allowing the Board to appoint directors, insulate underperforming Board members from shareholders’ actions.

8.	Adoption of the Amendments will send a strong signal to the Board to make changes in management or face scrutiny, thereby helping to move Perion towards maximizing value for all shareholders.

Position Statement of the Board of Directors

After careful evaluation and consideration, the Board has concluded that the proposed amendments as formulated by the Shareholder are not in the best interests of the Company or our shareholders and recommends that you vote AGAINST this Proposal Two. Instead, the Board proposes that shareholders approve the amendments as formulated by the Board of Directors and set forth in Proposal One above.

We would like to respond to some of the unfair statements in Mr. Shilo's position statement.

Mr. Shilo comments that over the last few years, Perion has suffered significant losses, reflecting a sharp and persistent decline in performance. In actuality, Perion's business has fared relatively well despite tremendous industry-wide challenges. In fact, the company's business fundamentals are arguably in better shape today than two and a half years ago, despite our lower revenues and deflated stock price.  Our revenues are now diversified, we have reduced expenses significantly, maintained strong EBITDA and cash flow generation and still have close to $30 million of cash on our balance sheet. Moreover, the results of our search business have been stable for five consecutive quarters, while those of competitors continue to decline. Our focus going forward is to accelerate growth through our newly acquired "high impact" advertising business, Undertone.  We knew this transformation would be difficult and require time and patience as the download search business was affected by numerous industry changes. We communicated that to shareholders two years ago when we made the difficult but correct decision to exit certain parts of the download search business.  We also knew that Perion ultimately would be stronger for it.

Mr. Shilo blames our management for the sharp decrease in the market price of our shares over the past couple of years. In actuality, the behavior of our share price has been generally consistent with those of our industry peers, as reflected in the chart set forth below. Of the four public company competitors in the search syndication industry, the search-based revenues of all of them have decreased by more than 50% over the past two years, with one decreasing by 90%.  One company whose revenue size was similar to our search revenues recently sold its search business for $45 million. The remaining two competitors’ search businesses are valued at the same level as, if not lower than, our search business.  Moreover, the sentiment in the public markets to adtech businesses of our size has generally been negative.  We believe that over time public sentiment will change, as it often does in industries that go through a hype cycle, and that our strategy and execution will eventually yield a higher value more consistent with NASDAQ norms.

In addition to industry-wide phenomena, Perion's share price has been subject to unique downward pressure as the result of the expiration in January 2016 of a contractual two-year lock-up, which was previously imposed on approximately 70% of our outstanding shares as part of our acquisition of the ClientConnect business of Conduit in January 2014. The unfortunate timing of this event reversed the strong upward trend of our share price following the announcement of our Undertone acquisition on December 1, 2015, which had led to an 80% price increase in the last month of the year. This selling pressure has resulted in a 97.5% increase in the combined trading volume of our shares on the NASDAQ Stock Market and the Tel Aviv Stock Exchange in the first seven months of 2016, compared to the same period in 2015.  We tried during 2015, with the help of two different investment banks, to locate investors to buy shares from these shareholders.  Unfortunately, market conditions and lack of agreement on pricing with selling shareholders prevented transactions from being consummated.

In alleging that Mr. Mandelbaum has destroyed shareholder value by 96%, Mr. Shilo selects May 13, 2013, our share price's five-year high, as a baseline for comparison. A more fair-minded analysis would start when Mr. Mandelbaum commenced his service as Perion's CEO in July 2010.  At that time, Perion’s price per share was $3.84 per share and it increased to a high of $14.38 per share on May 13, 2013, an increase of 374%; most of this period is covered in the chart included in Mr. Shilo’s position statement above. This further demonstrates that the decline commencing in mid-2013 was due to industry changes and not poor management.

Mr. Shilo claims that Perion’s management lacks vision and strategy. In actuality, our management has voiced our vision and strategy in various forums, including in presentations to investors and public filings. In short, we aim to maximize the potential cash flow from our search business as we build out scale and differentiation to become the leader in advertising solutions through innovative “high impact” and proprietary ad units and technology for brands and publishers.

Mr. Shilo states in his proposal that he has requested several times that the Board of Directors replace our management, primarily Mr. Mandelbaum as our CEO, and that the Board of Directors promised to do so. This is inaccurate. We promised to take Mr. Shilo's request into consideration and to evaluate management's performance in a fully informed matter, as required by our fiduciary duties to the Company. In this context, it should be noted that despite the evidence which indicates that the decline in Perion's share price is due primarily to external factors, Mr. Mandelbaum offered to be held accountable for the decline and to step down.  However, based on a careful review of the situation, the Board of Directors unanimously concluded that it would be in Perion's best interests for Mr. Mandelbaum to remain and continue to execute our business strategy.

The classified structure of our Board of Directors is a remnant of our initial public offering in 2006.  None of our current directors were with Perion at that time, and we concur that in light of today's best practices in corporate governance, our classified board structure should be changed.  Please see our proposal in Proposal One above to declassify our Board of Directors in a more balanced manner than Mr. Shilo's proposal.

At the same time, we believe that Mr. Shilo mischaracterizes the impact of our classified board structure on the functioning of our Board of Directors. We are not "complacent".  We operate in a highly dynamic industry and are continually re-assessing and calibrating the Company's strategy. In the past two years, we have welcomed to our Board two new highly qualified directors, Mike Vorhous and Osnat Ronen, who had no prior relationship with our management. In fact, no members of our board had any prior relationship with management.  Two board members (who serve as our statutory external directors) were on the board before Mr. Mandelbaum was hired, two board members are executives at Mr. Shilo’s company and were designated as Perion directors in the context of the ClientConnect acquisition and the remaining board member is a financial expert who has served five years and who also had no previous relationship with management.

Finally, the Shareholder seeks to reduce the voting threshold required to terminate the term of incumbent directors from two-thirds of the Company's outstanding shares to a simple majority of the votes cast on the matter. We believe that if directors are elected for one-year terms, as we propose in Proposal One above, then under normal circumstances they should complete that term and be subject to replacement only at the next annual meeting. We are concerned that lowering the threshold as proposed by the Shareholder in Proposal Two could encourage disgruntled shareholders to try to terminate directors at any time, which would interfere with the orderly management of the Company's business in the best interests of all of its shareholders and hinder the Company's ability to attract highly qualified directors.

Required Approval

The affirmative vote of more than two-thirds of the voting power of the issued and outstanding share capital of the Company is required for the approval of the proposed resolution under this proposal.

The Board of Directors recommends a vote AGAINST approval of the proposed resolution.

The Board of Directors is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named as proxies in the enclosed form of proxy will vote upon such matters in accordance with their best judgment, including any matters or motions dealing with the conduct or adjournment of the Meeting.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary quorum and vote. Therefore, whether or not you expect to attend the Meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at our offices at least one business day before the Meeting.

Date: August 22, 2016	By Order of the Board of Directors, Alan Gelman Chairman of the Board of Directors